UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
1-07521
NOTIFICATION OF LATE FILING
CUSIP NUMBER
358435105

(Check One):           ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: March 31, 2023

☐         Transition Report on Form 10-K

☐         Transition Report on Form 20-F

☐         Transition Report on Form 11-K

☐         Transition Report on Form 10-Q

☐         Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Friedman Industries, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1121 Judson Road Suite 124

Address of Principal Executive Office (Street and Number)

Longview, Texas 75601

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Friedman Industries, Inc. (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission its Annual Report on Form 10-K for the fiscal year ended March 31, 2023 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company is still preparing analyses and providing documentation requested by its auditors in connection with its audit for the year ended March 31, 2023 and is still preparing the Form 10-K. The Company expects to file the Form 10-K no later than fifteen calendar days following the due date of the Form 10-K.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alex LaRue	903	758-3431
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the prior fiscal year ended March 31, 2022 (“Fiscal 2022”), the Company reported net earnings of approximately $14,068,000 on sales of approximately $285,235,000. Fiscal 2022 is characterized as a period of strong margins associated with a historic rise in hot-rolled coil prices. During the fiscal year ended March 31, 2023 (“Fiscal 2023”) the Company acquired two additional facilities and completed a newly constructed facility. These circumstances contributed to a significant increase in sales for Fiscal 2023. Margins for Fiscal 2023 were not as strong as Fiscal 2022 but net income for Fiscal 2023 still increased significantly due to relatively good margins and a much larger scale of business. The Company expects to report net earnings of approximately $21,300,000 on sales of approximately $547,500,000 in its Form 10-K for Fiscal 2023. A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-K to be filed.

Friedman Industries, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2023	By: /s/ Alex LaRue
Alex LaRue
Chief Financial Officer, Secretary and Treasurer